NYSE
AN ICE EXCHANGE

September 6, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the following Shares of beneficial interest, no par value per share of: PALMER SQUARE FUNDS TRUST, under the Exchange Act of 1934:

- Palmer Square Credit Opportunities ETF

- Palmer Square CLO Senior Debt ETF

Sincerely,



New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com